

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 13, 2016

Via E-mail
Alexander Philips
Manager
TRP Fund VII LLC
180 Newport Center Drive, Suite 230
Newport Beach, CA 92660

> **Re:** **TRP Fund VII LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted April 15, 2016**
> **CIK No. 0001671793**

Dear Mr. Philips:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

General

1.   We note that you are a limited liability company that intends to invest in residential and commercial properties and that you have not as yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this

document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example purposes only, please provide cover page summary risk factors and prior performance disclosure.

2.   We note the references to TRP Fund VII LLC on the website of TwinRock Partners, which wholly owns and controls the managing member of TRP Fund VII LLC. See http://www.twinrockpartners.com/global-real-estate. Please provide your analysis as to how these communications comply with Regulation A and Section 5 under the Securities Act.

3.   We note that you are offering 8% Preferred Membership Interests. We further note that preferred returns will not commence accruing on the subscription amounts until such time as the applicable funds are transferred to your operating account and the managing member need not transfer funds on a pro rata or first in basis. In addition, you state that the managing member shall, in its discretion, determine the timing and amount of distributions. Please provide an analysis detailing how you determined it was appropriate to describe the securities as 8% Preferred Membership Interests. As part of your analysis and without limitation, please include how you considered that you are a blind pool and the managing member's ability to determine the timing of distributions, the amount of distributions and when funds are transferred to your operating account. We may have further comment.

Cover Page

4.   Please revise to include the approximate date of commencement. Please refer to Item 1(i) of Form 1-A.

Risk Factors

5.   Please revise to add risk factor disclosure, if true, that you may change your investment guidelines without shareholder notice, and that you may pay distributions from any source, including use of proceeds and borrowings, and that this could result in further dilution to shareholders. Please also revise to add a risk factor to disclose your net losses to date.

The interests of our Managing Member, its principals and its other affiliates may conflict with your interests, page 8

6.   Please expand your disclosure in this risk factor to provide more details regarding the conflicts of interest that you, you Managing Member and your Managing Member's affiliates will face.

Use of Proceeds, page 10

7.   We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please revise to disclose the amount of reimbursable costs incurred to date.

Business, page 11

8.   We note the references to the TRP Fund VII LLC on the website of TwinRock Partners that indicates that TRP Fund VII LLC will invest in distressed real estate. We further note your disclosure on page 12 that your investment strategy is to take advantage of the recent downturn in oil prices, the weak Canadian dollar and to capitalize on what we believe are currently under-valued and distressed areas in Alberta, Canada. Please revise throughout your offering statement to clarify and highlight that you intend to invest in distressed real estate, including applicable risk factor disclosure, or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

9.   We note your disclosure on page 16 that offering proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses. We note that this appears to contradict your disclosure on page 19 that neither your Managing Member nor its affiliates will receive any selling commissions or fees in connection with the offer and sale of your membership units. Please revise throughout to clarify.

Management Compensation, page 19

10.   Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations or advise.

Interest of Management and Others In Certain Transactions, page 22

11.   The waiver contained in the first paragraph of this section appears to conflict with Section 14 of the Securities Act of 1933. Please revise accordingly or advise.

Plan of Distribution, page 27

12.   Please revise to identify all officers and directors who will be participating in the offering by the company and state the exemption from registration as a broker-dealer upon which they plan to rely.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Robert Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Jeffrey S. Marks
        Via E-mail